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                                                                      EXHIBIT H7

                                     IN THE
                         UNITED STATES COURT OF APPEALS
                            FOR THE SEVENTH CIRCUIT

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No. 97-4096
PUBLICIS COMMUNICATION,
                                                            Plaintiff-Appellant

                                       v.

TRUE NORTH COMMUNICATIONS INC., et al,
                                                           Defendants-Appellees.

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              Appeal from the United States District Court for the
                 Northern District of Illinois, Eastern Division
                     No. 97 C 8263 - Joan B. Gottschall, Judge

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            SUBMITTED DECEMBER 12, 1997 - DECIDED DECEMBER 15, 1997*

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             Before BAUER, FLAUM, and EASTERBROOK, Circuit Judges.

     EASTERBROOK. Circuit Judge. Last February Publicis Communications and True North Communications (parent of the Foote, Cone & Belding agency) dissolved their joint venture in the advertising industry. One of eight agreements ancillary to this dissolution requires Publicis to participate in pooling of financial statements should True North acquire a third corporation and deem a pooled statement of accounts advantageous. Section 1.1 of this

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* This opinion is being released in typescript, a printed copy will follow


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No. 97-4096                                                              Page 2


contract, applicable as long as Publicis owns at least 10% of True North's stock, requires Publicis to

     (a) furnish True North . . . with a "pooling letter" [in a prescribed form] under generally accepted accounting principles applied in the United States and, (b) if reasonably requested, take such other action in support of the transaction (other than a commitment to vote for such transaction) as would be customary with respect to an acquisition or other similar business transaction in which True North may participate).

In August 1997 True North announced that it had agreed to merge with Bozell, Jacobs, Kenyon & Eckhardt, Inc. and asked Publicis to provide a pooling letter. Publicis, which owns some 19% of True North stock, is obliged to comply. But it thinks the acquisition a mistake and announced its intention to vote its shares against the transaction at the stockholders' meeting (now scheduled for December 30), as the parenthetical expression in the contract allows. Publicis also has solicited proxies from other investors in an effort to defeat the transactions and, backing up words with deeds, has commenced a tender offer for True North's stock, offering $28 per share. The market price of True North's stock rose from $23 to $26 when the bid was announced. True North opposes the offer, and litigation predictably ensued.

     True North sued Publicis in the Chancery Court of Delaware, contending that Publicis has failed to provide information needed to facilitate registration of the stock that will be issued as part of the merger. Delaware is the parties' chosen forum for disputes about the pooling agreement. One clause of this contract reads: "Any claim arising out of a request under
Section 1.1 of this Agreement shall be brought only in a court of the State of Delaware or in a United States District Court located within the State of Delaware." Publicis, by contrast, does not make any claim based on True North's request under the pooling agreement and therefore has more choice of forum. Publicis filed suit in the federal district court in Chicago under 28 U.S.C.
Section 1332(a)(2) (it is a French corporation), arguing that by proposing a merger with Bozell and opposing the tender offer, True North's board violated its duties to investors.


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No. 97-4096                                                              Page 3


True North quickly filed counterclaims, arguing among other things that the proxy solicitation and tender offer should be enjoined because they violate Publicis' duty under Section 1.1(b) of the pooling agreement to take "action in support of the transaction" on True North's request. The district court on December 10 issued an injunction requiring Publicis to desist from its tender offer and proxy solicitation. Publicis complied (depressing the market price of True North shares) but has asked us for a stay pending appeal. This case has been as fully briefed on the stay motion as most cases ever are, and it is clear that the district judge should not have entertained the counterclaim. True North promised to litigate such matters in Delaware, and to Delaware it must go if it desires relief based on the pooling agreement. We summarily vacate the injunction, mooting the motion for a stay.

     The claim on which the district court issued the injunction arises out of a request under Section 1.1 of the pooling agreement and therefore "shall be brought only in a court of the State of Delaware or in a United States District Court located within the State of Delaware." The district judge put this requirement to one side, however, after concluding that True North's arguments form a compulsory counterclaim within the scope of Fed. R. Civ. P. 13(a). We shall assume that True North's claim fits Rule 13(a) because it "arises out of the transaction or occurrence that is the subject matter of the opposing party's claim" and that the suit already on file in Delaware presents a different "claim" under the pooling agreement and therefore is not subject to the second sentence of Rule 13(a): "the pleader need not state the claim if (1) at the time the action was commenced the claim was the subject of another pending action". Neither of these assumptions supports the district court's conclusion that the forum-selection clause may be ignored.

     Despite the impression one might get from the name of the doctrine, no one is "compelled" to present a compulsory counterclaim. Only a litigation that wants to avoid a later defense of preclusion need do so. The definition of a compulsory counterclaim -- a claim that "arises out of the trans-


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No. 97-4096                                                      Page 4


action or occurrence that is the subject matter of the opposing party's claim"-- mirrors the condition that triggers a defense of claim preclusion (res judicata) if a claim was left out of a prior suit. The aspect of preclusion known as "merger and bar", see Migra v. Warren City School District Board of Education, 465 U.S. 75 (1984); Cromwell v. County of Sac, 94 U.S. 351 (1877), prevents the plaintiff in the first suit from later making any claim that arose out of the same transaction but was omitted from the initial suit. See Herrmann
v. Cencom Cable Associates, Inc., 999 F.2d 223 (7th Cir. 1993); Supporters to Oppose Pollution, Inc. a Heritage Group, 973 F.2d 1320 (7th Cir. 1992). Rule 13(a) establishes that a defendant's omission has the same consequences as a plaintiff's. Southern Construction Co. v. Pickard, 371 U.S. 57. 60 (1962). Whether this is strictly an application of claim preclusion may be debated, see Charles Alan Wright, Arthur R. Miller & Mary Kay Kane, 6 Federal Practice and Procedures Section 1417 (2d ed. 1990), but both the scope of the doctrine and its rationale are the same as those of claim preclusion, and most of the time the label is inconsequential.

     Preclusion is an affirmative defense, and like other legal affairs is subject to contractual adjustment by the parties. Just as one litigant may promise not to plead the statute of limitations, so it may promise not to plead the defense of claim preclusion. If A promises B not to assert preclusion against some claim if adjudication is postponed, then B safely may omit that claim from pending litigation, even if it meets the standards of Rule 13(a). Publicis did not in so many words promise not to invoke the defense of preclusion in Delaware, but any forum selection clause has this effect. If the parties promise to litigate a dispute only in a particular forum, a party to the contract cannot seek to bar the litigation in that forum because the claim was not presented in some other forum. So much would be clear if Publicis and True North had agreed to arbitrate any dispute arising out of the pooling agreement. Electrical Workers Local No. 11 v. G.P. Thompson Electric, Inc., 363 F.2d 181 (9th Cir. 1966), holds that a dispute covered by a contract's
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No. 97-4096                                                              Page  5

arbitration clause need not--indeed, may not--be asserted as a compulsory counterclaim in litigation. Accord, Bristol Farmers Market & Auction Co. v. Arlen Realty &
Development Corp., 589 F.2d 1214, 1220-21 (3d Cir. 1978).
See Federal Practice and Procedure Section 1412 at 96-97. An arbitration clause is just a particular kind of forum-selection clause. See Rodriguez de Quijas v. Shearson/American
Express, Inc., 490 U.S. 477 (1989), Mitsubishi Motors Corp. v. Soler Chrysler-Plymouth, Inc., 473 U.S. 614 (1985); Scherk v. Alberto-Culver Co., 417 U.S. 506 (1974); The Bremen v.
Zapata Off-Shore Co., 407 U.S. 1 (1972); Omron Healthcare,
Inc. v. Maclaren Exports Ltd., 28 F.3d 600 (7th Cir. 1994);
Bonny v. Society of Lloyd's, 3 F.3d 156 (7th Cir. 1993); What holds for arbitration therefore must hold for other forum-selection clauses. One court of appeals has expressed in dictum the view that a party to a forum-selection clause may not raise in a different forum, even as a compulsory counterclaim, a dispute within the scope of that clause, Karl
Koch Erecting Co. v. New York Convention Center Development Corp., 838 F.2d 656, 659 (2nd Cir. 1988). That conclusion must be right. By agreeing to litigate in Delaware all claims arising out of requests under Section 1.1 of the pooling agreement. True North promised not to assert such claims in other forums whether or not they would be "compulsory" counterclaims, and Publicis promised not to contend (in Delaware) that True North should have raised the claim somewhere else. By presenting the claim in Chicago, True North broke its promise. The district court should have enforced the pooling agreement by dismissing the counterclaim.

Perhaps one could argue that to prevent duplication the
district court should dismiss the principal claim as well --
for if True North's claim under the pooling agreement is a
compulsory counterclaim to Publicis' suit, then Publicis'
claims are equally compulsory counterclaims to True
North's invocation of the pooling agreement, which now
will occur in Delaware. Only in Delaware may all claims
arising out of the merger be handled together. But True
North has not asked for this relief, and at all events
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No. 97-4096                                                      Page 6

Delaware's counterpart to Rule 13(a)(l) (see Del. Ch. R 13(a)) may save Publicis' claims from being consolidated there with True North's. These subjects, not now before us, are open to consideration by the district court or the state court should they be raised there.

     Publicis has asked us to postpone the shareholders' vote on the merger agreement in order to avoid prejudice from the erroneously-issued injunction. True North replies that the vote is scheduled the day before the drop-dead date in the merger agreement, and that the remedy Publicis seeks therefore would be equivalent to an outright award of victory. We doubt this: True North and Bozell can renegotiate the closing date if they really want to carry through with the merger. But it is difficult from our perspective to tell whether the brief interruption caused by the injunction is likely to affect the shareholders' vote or the outcome of the tender offer. Perhaps True North would prefer to postpone its election as an alternative to damages for procuring an improper injunction -- the district court made the injunction contingent on the posting of $12 million bond. This remedial issue is something the parties and the district judge should address on remand, and the timing of the shareholders' vote is a subject on which the Chancery Court of Delaware is entitled to express an independent view. Nothing we say here is designed to affect proceedings pending (or soon to be commenced) in that court.

     The injunction is vacated, and the case is remanded for further proceedings consistent with this opinion.